Filed by Capri Listco pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capri Listco

Commission File No. 333-256152

The below presentation was used by Cazoo Holdings Ltd. (“Cazoo”) in presentations to certain interested parties with respect to Cazoo’s previously disclosed proposed business combination with Ajax I.